Exhibit 99.1

SAP Announces Q2 2023 Results

•	Cloud revenue up 19% and up 22% at constant currencies. SAP S/4HANA cloud revenue up 74% and accelerates to 79% at constant currencies

•	Current cloud backlog up 21% and up 25% constant currencies

•	IFRS cloud gross profit up 20%, non-IFRS cloud gross profit up 20% and up 24% at constant currencies, supported by completion of SAP's next-generation cloud delivery program

•	IFRS operating profit up 28%, non-IFRS operating profit up 23% and up 28% at constant currencies

•	SAP updates its 2023 revenue and operating profit outlook

•	Expands market opportunity through new SAP Business AI and premium AI offerings in € millions, unless otherwise stated; based on SAP group results from continuing operations

Christian Klein, CEO:	Dominik Asam, CFO:

"This has been another strong quarter. We see significant opportunities ahead, in particular through the transformative power of AI. We are focused on delivering SAP Business AI that's relevant, reliable, and responsible and we see significant possibilities for market expansion through these technologies and new premium offerings."

"We are very pleased with our first half results. The revenue growth and increased profitability, combined with sustained growth of our cloud backlog, demonstrate the strength of our business model. Q2 performance puts us on the right trajectory and allows us to raise our cloud and software revenue, as well as the operating profit outlook for the year."

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Walldorf, Germany – July 20, 2023.
SAP SE (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2023.

In Q1 2023, the Qualtrics consolidated group ("Qualtrics") was classified as discontinued operations under IFRS 5. Consequently, the contribution from Qualtrics is not included in the reporting of SAP's continuing operations. See section (M) Discontinued Operations. All figures in this statement are based on SAP group results from continuing operations unless otherwise noted.

Financial Performance

Group results at a glance – Second quarter 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q2 2023	Q2 2022	∆ in %	Q2 2023	Q2 2022	∆ in %	∆ in % const. curr.
Cloud revenue	3,316	2,796	19	3,316	2,796	19	22
Thereof SAP S/4HANA Cloud revenue	823	472	74	823	472	74	79
Software licenses	316	426	–26	316	426	–26	–24
Software support	2,873	2,977	–3	2,873	2,977	–3	–1
Software licenses and support revenue	3,189	3,403	–6	3,189	3,403	–6	–4
Cloud and software revenue	6,505	6,199	5	6,505	6,199	5	8
Total revenue	7,554	7,207	5	7,554	7,207	5	8
Share of more predictable revenue (in %)	82	80	2pp	82	80	2pp
Operating profit (loss)	1,358	1,060	28	2,058	1,678	23	28
Profit (loss) after tax from continuing operations	724	613	18	1,249	1,098	14
Profit (loss) after tax²	3,381	203	>100	3,460	1,093	>100
Earnings per share - Basic (in €) from continuing operations	0.62	0.54	15	1.07	0.95	12
Earnings per share - Diluted (in €) from continuing operations	0.62	0.54	14
Earnings per share - Basic (in €)²	2.96	0.29	>100	3.14	0.96	>100
Earnings per share - Diluted (in €)²	2.93	0.28	>100
Net cash flows from operating activities from continuing operations	848	301	>100
Free cash flow				604	–10	<–100
Number of employees (FTE, June 30)	105,328	104,988	0

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations.

Due to rounding, numbers may not add up precisely.

Group results at a glance – Six months ended June 2023

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2023	Q1–Q2 2022	∆ in %	Q1–Q2 2023	Q1–Q2 2022	∆ in %	∆ in % const. curr.
Cloud revenue	6,493	5,362	21	6,493	5,362	21	22
Thereof SAP S/4HANA Cloud revenue	1,539	876	76	1,539	876	76	77
Software licenses	591	743	–20	591	743	–20	–19
Software support	5,778	5,900	–2	5,778	5,900	–2	–1
Software licenses and support revenue	6,369	6,643	–4	6,369	6,643	–4	–3
Cloud and software revenue	12,863	12,005	7	12,863	12,005	7	8
Total revenue	14,995	13,980	7	14,995	13,980	7	8
Share of more predictable revenue (in %)	82	81	1pp	82	81	1pp

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	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2023	Q1–Q2 2022	∆ in %	Q1–Q2 2023	Q1–Q2 2022	∆ in %	∆ in % const. curr.
Operating profit (loss)	2,161	2,531	–15	3,933	3,354	17	20
Profit (loss) after tax from continuing operations	1,128	1,629	–31	2,502	2,269	10
Profit (loss) after tax[2]	3,890	835	>100	5,047	2,259	>100
Earnings per share - Basic (in €) from continuing operations	0.97	1.41	–31	2.15	1.96	10
Earnings per share - Diluted (in €) from continuing operations	0.97	1.41	–32
Earnings per share - Basic (in €)[2]	3.37	0.92	>100	4.41	1.96	>100
Earnings per share - Diluted (in €)[2]	3.34	0.91	>100
Net cash flows from operating activities from continuing operations	3,160	2,766	14
Free cash flow				2,559	2,149	19
Number of employees (FTE, June 30)	105,328	104,988	0

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 From continuing and discontinued operations.

Due to rounding, numbers may not add up precisely.

Financial Highlights[1]

Second Quarter 2023

Current cloud backlog grew by 21% to €11.54 billion and was up 25% at constant currencies. SAP S/4HANA current cloud backlog was up 65% to €3.72 billion and up 70% at constant currencies.

In the second quarter, cloud revenue was up 19% to €3.32 billion and up 22% at constant currencies. SAP S/4HANA cloud revenue was up 74% to €823 million and up 79% at constant currencies.

Software licenses revenue decreased by 26% to €316 million and was down 24% at constant currencies. Cloud and software revenue was up 5% to €6.50 billion and up 8% at constant currencies. Services revenue was up 4% to €1.05 billion and up 7% at constant currencies. Total revenue was up 5% to €7.55 billion and up 8% at constant currencies.

The share of more predictable revenue increased by 2 percentage points to 82% in the second quarter.

Supported by the successful completion of the next-generation cloud delivery program, cloud gross profit was up 20% (IFRS) to €2.36 billion, up 20% to €2.40 billion (non-IFRS), and up 24% (non-IFRS at constant currencies).

IFRS operating profit increased 28% to €1.36 billion. Non-IFRS operating profit was up 23% to €2.06 billion and up 28% at constant currencies. The increase was mainly driven by cloud revenue growth, finalization of the next generation cloud delivery program, as well as efficiency gains. In addition, operating profit in the second quarter of last year was negatively impacted by SAP’s decision to wind down its business operations in Russia and Belarus. Beyond that, Q2 IFRS operating profit growth benefitted from the restructuring expenses we reported in Q2 last year. On the other hand, it was negatively affected by higher share-based compensation expenses primarily due to the share-price development over the second quarter of this year.

IFRS earnings per share (basic) increased 15% to €0.62. Non-IFRS earnings per share (basic) increased 12% to €1.07. The effective tax rate was 33.8% (IFRS) and 30.4% (non-IFRS).

Free cash flow in the second quarter increased significantly to €604 million, driven by the strong expansion of operating profit and a reduction of payments for, amongst others, share-based compensation, capex and leasing. For the first six months, free cash flow was up 19% to €2.56 billion.

Completion of Qualtrics divestiture

On June 28, SAP announced the completion of the sale of its stake in Qualtrics at a price of US$18.15 in cash per share. The closing of the transaction contributed an after-tax gain on sale of approximately €3.2 billion (IFRS) and approximately €2.6 billion (Non-IFRS) to SAP’s results. The cash inflow resulting from the purchase price was €7.1 billion (€6.4 billion net of

1 The Q2 2023 results were also impacted by other effects. For details, please refer to the disclosures on page 29 of this document.

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cash and cash equivalents held by Qualtrics). All contributions from the Qualtrics divestiture are reflected in results from discontinued operations. For details, please refer to section M in other disclosures on page 30 of this document.

Completion of next-generation cloud delivery program

Early in the second quarter, SAP successfully completed the migration of its cloud customer base to its state-of-the-art, harmonized cloud infrastructure. More than 20,000 customers and half a million tenants were migrated as part of the program, which was initiated at the beginning of 2021.

Business Highlights

In the second quarter, customers around the globe continued to choose “RISE with SAP” to drive their end-to-end business transformations. These customers included ARAG, Bacardi-Martini, Bayer, DFS Deutsche Flugsicherung, Empresas Polar, Foodstuffs South Island, GOL, McBride, Municipality of Utrecht, and Sochor.

ABN AMRO Bank, Cirque du Soleil, HanesBrands, Levi’s, Tech Mahindra, Versuni, went live on SAP S/4HANA Cloud in the second quarter.

The Brenda Strafford Foundation, in-tech GmbH, NKK Switches, Onyx Renewable Partners, StepLock, and Sunny Sky Products chose “GROW with SAP”, a new offering helping midsize customers adopt cloud ERP with speed, predictability and continuous innovation.

Key customer wins across SAP’s solution portfolio included: Breakthru Beverage, Deutsche Börse, Endress+Hauser InfoServe, La Poste, LB Group, Sabadell Digital, Santander, TATA Projects and Visa. Numerous customers have also gone live with SAP solutions, including: Asahi Kasei Corporation, Coca-Cola HBC, Falabella Financiero, González Byass, Fujitsu, NTT, and OMV.

In the second quarter, SAP’s cloud revenue performance was strong across all regions. Germany, Brazil and India had outstanding cloud revenue growth while the United States, the Netherlands, France, China and Chile performed particularly strong.

On April 26, 2023, SAP and HP Inc. announced an expansion of its strategic relationship as HP invested in the RISE with SAP solution to support its focus on driving digital transformation, portfolio optimization and operational efficiency. The software will provide a platform for combining hardware, software and services to deliver flexible workforce solutions.

On May 11, SAP and Google Cloud announced an extensive expansion of their partnership, introducing a comprehensive open data offering designed to simplify data landscapes and unleash the power of business data.

On May 11, SAP also announced that the Annual General Meeting of Shareholders of SAP SE elected Dr. h.c. Punit Renjen as new member of the company’s Supervisory Board and designated successor to Prof. Dr. h.c. mult. Hasso Plattner in his role as the Chairman of the Supervisory Board. In addition, Jennifer Li and Dr. Qi Lu were reelected as members of the Supervisory Board. The AGM also approved all other proposals of the Executive Board and Supervisory Board. That includes the compensation system for Executive Board members, which incorporates revisions based on shareholder feedback, and the approval to buy back treasury shares. Furthermore, the dividend proposal of €2.05 per share for fiscal year 2022 was approved.

On May 15, SAP announced the next step in its long-standing partnership with Microsoft, using the latest in enterprise-ready generative AI innovation to help solve customers’ most fundamental business challenges. The companies will collaborate on integrating SAP SuccessFactors solutions with Microsoft 365 Copilot and Copilot in Viva Learning, as well as Microsoft’s Azure OpenAI Service to access powerful language models that analyze and generate natural language.

On May 16, SAP announced a new share repurchase program with a volume of up to €5 billion. The program is scheduled to start in the second half of 2023 and is expected to be fully executed by the end of 2025.

SAP advances vision of Business Artificial Intelligence (AI)

On May 2, SAP and IBM announced that IBM Watson technology will be embedded into a broad range of SAP solutions to provide new AI-driven insights and automation to help accelerate innovation and create more efficient and effective user experiences across the SAP application portfolio.

On July 11, Sapphire Ventures announced that it is deepening its commitment to AI by investing more than US$1 billion in AI-powered enterprise technology startups, including those specializing in generative AI. The commitment builds on

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Sapphire’s history of investing in and scaling enterprise AI startups and will focus on all areas of the emerging AI tech stack including foundation models, enablers and middleware, and next-gen AI applications.

On July 18, SAP announced the next step in its commitment to deliver Business AI that is relevant, reliable, and responsible with strategic direct investments in three leading generative AI companies. The investments in Aleph Alpha, Anthropic and Cohere reinforce SAP’s open ecosystem approach to AI, leveraging the best technology to embed AI across SAP’s portfolio. They build on a series of AI partnerships and enterprise use cases announced in May and complement the above-mentioned commitment from Sapphire Ventures.

Segment Results at a Glance

SAP’s reportable segment showed the following performance:

Applications, Technology & Services[1]	Q2 2023
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud revenue – SaaS[2]	2,325	20	23
Cloud revenue – PaaS[3]	521	42	45
Cloud revenue – IaaS[4]	191	–23	–21
Cloud revenue	3,037	19	22
Cloud gross profit – SaaS[2]	1,620	21	25
Cloud gross profit – PaaS[3]	437	47	50
Cloud gross profit – IaaS[4]	70	–35	–36
Cloud gross profit	2,127	22	25
Segment revenue	7,269	5	7
Segment profit (loss)	2,346	22	26
Segment margin (in %)	32.3	4.6pp	4.9pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service

3 Platform as a service

4 Infrastructure as a service

In the second quarter, segment revenue in AT&S was up 5% to €7.27 billion and up 7% at constant currencies, primarily due to rapid cloud revenue growth, which was supported by SAP S/4HANA as well as Business Technology Platform. Operating Expenses of the segment decreased by 2% and remained flat at constant currencies, resulting in a segment margin of 32.3% and 32.6% at constant currencies. This implies a growth of 4.6 percentage points and 4.9 percentage points at constant currencies compared to the second quarter of the prior year.

Cloud Performance

	Q2 2023			Q1–Q2 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Current Cloud Backlog
Total	11,537	21	25	11,537	21	25
Thereof SAP S/4HANA	3,717	65	70	3,717	65	70
Cloud Revenue
SaaS[1]	2,604	19	22	5,099	22	22
PaaS[2]	521	42	45	1,003	45	45
IaaS[3]	191	–23	–21	391	–18	–17
Total	3,316	19	22	6,493	21	22
Thereof SAP S/4HANA	823	74	79	1,539	76	77

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	Q2 2023			Q1–Q2 2023
€ millions, unless otherwise stated (non-IFRS)	Actual Currency	∆ in %	∆ in % Constant Currency	Actual Currency	∆ in %	∆ in % Constant Currency
Cloud Gross Profit
SaaS[1]	1,888	19	23	3,675	22	23
PaaS[2]	437	47	50	843	50	51
IaaS[3]	70	–35	–36	146	–16	–14
Total	2,395	20	24	4,664	24	25
Cloud Gross Margin (in %)
SaaS[1] (in %)	72.5	–0.1pp	0.1pp	72.1	0.0pp	0.3pp
PaaS[2] (in %)	83.9	2.6pp	2.6pp	84.1	3.1pp	3.3pp
IaaS[3] (in %)	36.6	–6.7pp	–8.1pp	37.3	0.6pp	1.2pp
Total	72.2	1.1pp	1.1pp	71.8	1.7pp	2.0pp

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

Due to rounding, numbers may not add up precisely.

Business Outlook

Financial Outlook 2023

For 2023, SAP is updating its revenue and operating profit outlook and now expects:

•	€14.0 – 14.2 billion cloud revenue at constant currencies (2022: €11.43 billion), up 23% to 24% at constant currencies, narrowing the range by €200 million. The previous range was €14.0 – 14.4 billion at constant currencies.

•	€27.0 – 27.4 billion cloud and software revenue at constant currencies (2022: €25.39 billion), up 6% to 8% at constant currencies, narrowing the range by €100 million. The previous range was €26.9 – 27.4 billion at constant currencies.

•	€8.65 – 8.95 billion non-IFRS operating profit at constant currencies (2022: €7.99 billion), up 8% to 12% at constant currencies, raising the operating profit outlook by €50 million. The previous range was €8.6 – 8.9 billion at constant currencies.

SAP continues to expect:

•	A share of more predictable revenue of approximately 82% (2022: 79%). It is defined as the total of cloud revenue and software support revenue divided by total revenue.

•	Free cash flow of approximately €4.9 billion (2022: €4.4 billion)

•	An effective tax rate (IFRS) of 28.0% to 32.0% (2022: 32.0%) and an effective tax rate (non-IFRS) of 26.0% to 28.0% (2022: 29.6%).

While SAP’s 2023 financial outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below.

Currency Impact Assuming June 2023 Rates Apply for 2023

In percentage points	Q3 2023	FY 2023
Cloud revenue growth	–7pp to –5pp	–4pp to –2pp
Cloud and software revenue growth	–6pp to –4pp	–3.5pp to –1.5pp
Operating profit growth (non-IFRS)	–6.5pp to –4.5pp	–4.5pp to –2.5pp

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Non-Financial Outlook 2023

SAP continues to focus on three non-financial indicators: customer loyalty, employee engagement, and carbon emissions.

In 2023, SAP continues to expect:

•	a Customer Net Promoter Score of 8 to 12[2].

•	an Employee Engagement Index to be in a range of 76% to 80%.

•	Net carbon emissions of 0kt, meaning the Company will be carbon neutral in its own operations.

Ambition 2025

Demonstrating its strong business momentum and reflecting the divestiture of Qualtrics, SAP updated its mid-term ambition on May 16, 2023, and expects:

•	Cloud revenue of more than €21.5bn

•	Total revenue of more than €37.5bn

•	Non-IFRS cloud gross profit of approximately €16.3bn

•	Non-IFRS operating profit of approximately €11.5bn

•	A share of more predictable revenue of approximately 86%

•	Free cash flow of approximately €7.5bn

The 2025 ambition is based on an exchange rate of 1.10 USD per EUR.

2 The guidance is based on an adjusted methodology for 2023 to better reflect the business priorities of the company.

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Additional Information

This press release and all information therein is preliminary and unaudited.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitation, please refer to the following document on our Investor Relations website: https://www.sap.com/investors/performance-measures

Webcast

SAP senior management will host a financial analyst conference call on Thursday, June 20th at 7:00 PM (CEST) / 6:00 PM (BST) / 1:00 PM (Eastern) / 10:00 AM (Pacific). The conference will be webcast on the Company’s website at https://www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the second quarter results can be found at https://www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

Joellen Perry	+1 (650) 445-6780	joellen.perry@sap.com, PT
Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2022 Annual Report on Form 20-F.

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Financial and Non-Financial Key Facts
(IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	Q2 2023
Revenues
Cloud	2,565	2,796	2,986	3,078	11,426	3,178	3,316
% change – yoy	29	32	36	29	31	24	19
% change constant currency – yoy	23	23	23	21	23	22	22
SAP S/4HANA Cloud	404	472	546	660	2,081	716	823
% change – yoy	78	84	98	101	91	77	74
% change constant currency – yoy	71	72	81	90	79	75	79
Software licenses	317	426	406	907	2,056	276	316
% change – yoy	–34	–34	–38	–38	–37	–13	–26
% change constant currency – yoy	–36	–38	–42	–39	–39	–13	–24
Software support	2,923	2,977	3,016	2,993	11,909	2,905	2,873
% change – yoy	4	5	5	3	4	–1	–3
% change constant currency – yoy	1	0	–2	–1	0	–1	–1
Software licenses and support	3,240	3,403	3,422	3,900	13,965	3,180	3,189
% change – yoy	–1	–2	–3	–11	–5	–2	–6
% change constant currency – yoy	–4	–7	–9	–14	–9	–2	–4
Cloud and software	5,806	6,199	6,408	6,978	25,391	6,358	6,505
% change – yoy	10	11	12	3	9	10	5
% change constant currency – yoy	6	4	3	–1	3	8	8
Total revenue	6,773	7,207	7,476	8,064	29,520	7,441	7,554
% change – yoy	10	11	13	5	10	10	5
% change constant currency – yoy	6	5	4	0	4	9	8
Share of more predictable revenue (in %)	81	80	80	75	79	82	82
Profits
Operating profit (loss) (IFRS)	1,471	1,060	1,557	2,002	6,090	803	1,358
Operating profit (loss) (non-IFRS)	1,676	1,678	2,075	2,560	7,989	1,875	2,058
% change	–3	–12	–1	3	–3	12	23
% change constant currency	–6	–15	–8	1	–7	12	28
Profit (loss) after tax (IFRS)	1,016	613	839	600	3,068	403	724
Profit (loss) after tax (non-IFRS)	1,171	1,098	1,240	1,008	4,517	1,254	1,249
% change	–29	–50	–42	–56	–45	7	14
Margins
Cloud gross margin (IFRS, in %)	68.2	70.2	69.8	69.2	69.4	70.5	71.1
Cloud gross margin (non-IFRS, in %)	68.9	71.2	70.8	70.3	70.3	71.4	72.2
Software license and support gross margin (IFRS, in %)	89.3	90.1	90.0	90.8	90.1	88.6	90.1
Software license and support gross margin (non-IFRS, in %)	89.7	90.7	90.7	91.4	90.7	89.2	90.5
Cloud and software gross margin (IFRS, in %)	80.0	81.1	80.6	81.3	80.8	79.5	80.3
Cloud and software gross margin (non-IFRS, in %)	80.5	81.9	81.4	82.1	81.5	80.3	81.2
Gross margin (IFRS, in %)	72.2	72.7	72.8	73.4	72.8	71.0	71.6
Gross margin (non-IFRS, in %)	73.1	74.3	74.4	75.1	74.3	72.9	73.8
Operating margin (IFRS, in %)	21.7	14.7	20.8	24.8	20.6	10.8	18.0
Operating margin (non-IFRS, in %)	24.8	23.3	27.8	31.7	27.1	25.2	27.2
ATS segment – Segment gross margin (in %)	72.5	73.7	73.3	74.5	73.5	72.3	73.3
ATS segment – Segment margin in %	28.9	27.6	31.4	35.0	30.9	29.6	32.3
Key Profit Ratios
Effective tax rate (IFRS, in %)	25.5	34.2	28.3	42.8	32.0	40.5	33.8
Effective tax rate (non-IFRS, in %)	25.4	29.1	26.6	37.2	29.6	28.3	30.4
Earnings per share, basic (IFRS, in €) from continuing operations	0.87	0.54	0.75	0.63	2.80	0.35	0.62
Earnings per share, basic (non-IFRS, in €) from continuing operations	1.00	0.95	1.10	0.98	4.03	1.08	1.07
Earnings per share, basic (IFRS, in €)[4]	0.63	0.29	0.57	0.46	1.95	0.41	2.96

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€ millions, unless otherwise stated	Q1 2022	Q2 2022	Q3 2022	Q4 2022	TY 2022	Q1 2023	Q2 2023
Earnings per share, basic (non-IFRS, in €)[4]	1.00	0.96	1.12	1.00	4.08	1.27	3.14
Order Entry and current cloud backlog
Current cloud backlog	8,937	9,543	10,334	11,024	11,024	11,148	11,537
% change – yoy	25	32	36	27	27	25	21
% change constant currency – yoy	21	23	24	24	24	25	25
SAP S/4HANA Current cloud backlog	1,925	2,258	2,662	3,171	3,171	3,418	3,717
% change – yoy	86	100	108	86	86	78	65
% change constant currency – yoy	79	87	90	82	82	79	70
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	43	49	42	55	50	45	46
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	29	25	26	18	23	26	25
Share of on-premise orders greater than €5 million based on total software order entry volume (in %)	40	33	28	29	31	26	22
Share of on-premise orders smaller than €1 million based on total software order entry volume (in %)	33	40	49	37	40	50	50
Liquidity and Cash Flow
Net cash flows from operating activities	2,465	301	887	2,022	5,675	2,311	848
Capital expenditure	–212	–196	–277	–193	–877	–257	–156
Payments of lease liabilities	–93	–116	–97	–103	–410	–99	–89
Free cash flow	2,159	–10	513	1,726	4,388	1,955	604
% of total revenue	32	0	7	21	15	26	8
% of profit after tax (IFRS)	213	–2	61	288	143	485	83
Group liquidity	11,267	8,236	8,554	9,694	9,694	9,700	14,326
Financial debt (–)	–12,171	–12,282	–12,282	–11,764	–11,764	–10,751	–10,146
Net debt (–)	–904	–4,046	–3,728	–2,070	–2,070	–1,050	4,180
Financial Position[5]
Cash and cash equivalents	8,927	7,472	7,316	9,008	9,008	8,766	14,142
Goodwill	32,140	33,879	35,664	33,077	33,077	28,563	28,581
Total assets	73,754	72,605	74,840	72,159	72,159	73,533	69,719
Contract liabilities (current)	7,630	6,883	5,487	5,309	5,309	7,547	6,743
Equity ratio (total equity in % of total assets)	58	59	62	59	59	58	61
Non-Financials
Number of employees (quarter end)[1]	104,670	104,988	106,912	106,312	106,312	105,132	105,328
Employee retention (in %, rolling 12 months)	92.5	92.0	92.2	92.8	92.8	93.8	95.1
Women in management (in %, quarter end)	28.6	28.9	29.2	29.3	29.3	29.4	29.5
Net carbon emissions[2] (in kilotons)	20	20	20	20	85	0	0

1 In full-time equivalents

2 In CO2 equivalents. SAP’s carbon emission numbers are rounded to the nearest 5 kt. Therefore, the rounded full-year totals may not precisely equal the sum of the rounded quarterly numbers.

³ To conform to refined calculation logic, prior quarters have been adjusted.

4 From continuing and discontinued operations.

5 According to IFRS 5, comparison quarters 2022 for our continuing operations is unchanged from what previously has been reported.

Due to rounding, numbers may not add up precisely.

11/31

Primary Financial Statements of SAP Group (IFRS)

(A)    Consolidated Income Statements

(A.1)   Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2023	Q2 2022	∆ in %
Cloud	3,316	2,796	19
Software licenses	316	426	–26
Software support	2,873	2,977	–3
Software licenses and support	3,189	3,403	–6
Cloud and software	6,505	6,199	5
Services	1,050	1,007	4
Total revenue	7,554	7,207	5

Cost of cloud	–959	–833	15
Cost of software licenses and support	–324	–339	–4
Cost of cloud and software	–1,282	–1,172	9
Cost of services	–863	–795	8
Total cost of revenue	–2,145	–1,967	9
Gross profit	5,409	5,240	3
Research and development	–1,565	–1,514	3
Sales and marketing	–2,165	–2,100	3
General and administration	–322	–341	–6
Restructuring	3	–130	<-100
Other operating income/expense, net	–3	–95	–97
Total operating expenses	–6,196	–6,147	1
Operating profit (loss)	1,358	1,060	28

Other non-operating income/expense, net	–89	–11	>100
Finance income	187	178	6
Finance costs	–363	–295	23
Financial income, net	–175	–118	49
Profit (loss) before tax from continuing operations	1,093	930	18

Income tax expense	–369	–318	16
Profit (loss) after tax from continuing operations	724	613	18
Attributable to owners of parent	728	634	15
Attributable to non-controlling interests	–4	–21	–82
Profit (loss) after tax from discontinued operations	2,656	–409	<-100
Profit (loss) after tax[2]	3,381	203	>100
Attributable to owners of parent[2]	3,455	334	>100
Attributable to non-controlling interests[2]	–74	–131	–44

Earnings per share, basic (in €)[1] from continuing operations	0.62	0.54	15
Earnings per share, basic (in €)[1,2]	2.96	0.29	>100
Earnings per share, diluted (in €)[1] from continuing operations	0.62	0.54	14
Earnings per share, diluted (in €)[1,2]	2.93	0.28	>100

1 For the three months ended June 30, 2023 and 2022, the weighted average number of shares was 1,169 million (diluted 1,180 million) and 1,171 million (diluted: 1,174 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations.

Due to rounding, numbers may not add up precisely.

12/31

(A.2)    Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2023	Q1–Q2 2022	∆ in %
Cloud	6,493	5,362	21
Software licenses	591	743	–20
Software support	5,778	5,900	–2
Software licenses and support	6,369	6,643	–4
Cloud and software	12,863	12,005	7
Services	2,132	1,974	8
Total revenue	14,995	13,980	7

Cost of cloud	–1,897	–1,650	15
Cost of software licenses and support	–687	–686	0
Cost of cloud and software	–2,584	–2,336	11
Cost of services	–1,718	–1,516	13
Total cost of revenue	–4,301	–3,852	12
Gross profit	10,693	10,127	6
Research and development	–3,138	–2,910	8
Sales and marketing	–4,457	–3,842	16
General and administration	–670	–610	10
Restructuring	–257	–119	>100
Other operating income/expense, net	–10	–115	–91
Total operating expenses	–12,834	–11,449	12
Operating profit (loss)	2,161	2,531	–15

Other non-operating income/expense, net	–103	–63	64
Finance income	369	520	–29
Finance costs	–656	–692	–5
Financial income, net	–287	–173	66
Profit (loss) before tax from continuing operations	1,771	2,295	–23

Income tax expense	–643	–666	–3
Profit (loss) after tax from continuing operations	1,128	1,629	–31
Attributable to owners of parent	1,135	1,657	–31
Attributable to non-controlling interests	–7	–28	–74
Profit (loss) after tax from discontinued operations	2,763	–794	<-100
Profit (loss) after tax[2]	3,890	835	>100
Attributable to owners of parent[2]	3,933	1,074	>100
Attributable to non-controlling interests[2]	–43	–239	–82

Earnings per share, basic (in €)[1] from continuing operations	0.97	1.41	–31
Earnings per share, basic (in €)[1,2]	3.37	0.92	>100
Earnings per share, diluted (in €)[1] from continuing operations	0.97	1.41	–32
Earnings per share, diluted (in €)[1,2]	3.34	0.91	>100

1 For the six months ended June 30, 2023 and 2023, the weighted average number of shares was 1,168 million (diluted: 1,176 million) and 1,174 million (diluted: 1,174 million), respectively (treasury stock excluded).

2 From continuing and discontinued operations

Due to rounding, numbers may not add up precisely.

13/31

(B)       Consolidated Statements of Financial Position

as at 6/30/2023 and 12/31/2022
€ millions	2023	2022[1]
Cash and cash equivalents	14,142	9,008
Other financial assets	480	853
Trade and other receivables	5,594	6,236
Other non-financial assets	2,371	2,139
Tax assets	403	287
Total current assets	22,990	18,522
Goodwill	28,581	33,077
Intangible assets	2,259	3,835
Property, plant, and equipment	4,361	4,934
Other financial assets	5,513	5,626
Trade and other receivables	121	169
Other non-financial assets	3,397	3,580
Tax assets	315	323
Deferred tax assets	2,182	2,095
Total non-current assets	46,730	53,638
Total assets	69,719	72,159

€ millions	2023	2022[1]
Trade and other payables	1,584	2,147
Tax liabilities	582	283
Financial liabilities	3,068	4,808
Other non-financial liabilities	3,859	4,818
Provisions	339	90
Contract liabilities	6,743	5,309
Total current liabilities	16,176	17,453
Trade and other payables	57	79
Tax liabilities	901	893
Financial liabilities	9,169	9,547
Other non-financial liabilities	677	705
Provisions	336	359
Deferred tax liabilities	146	241
Contract liabilities	28	33
Total non-current liabilities	11,314	11,858
Total liabilities	27,490	29,311
Issued capital	1,229	1,229
Share premium	1,552	3,081
Retained earnings	40,225	36,418
Other components of equity	3,100	3,801
Treasury shares	–4,159	–4,341
Equity attributable to owners of parent	41,946	40,186

Non-controlling interests	283	2,662
Total equity	42,229	42,848
Total equity and liabilities	69,719	72,159

1 According to IFRS 5, Consolidated Statements of Financial Position as of 12/31/2022 for our continuing operations is unchanged from what previously has been reported.

Due to rounding, numbers may not add up precisely.

14/31

(C)       Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2023	Q1–Q2 2022[1]
Profit (loss) after tax	3,890	835
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
(Profit) loss after tax from discontinued operations	–2,763	794
Depreciation and amortization	714	774
Share-based payment expense	1,167	513
Income tax expense	643	666
Financial income, net	287	173
Decrease/increase in allowances on trade receivables	5	104
Other adjustments for non-cash items	76	11
Decrease/increase in trade and other receivables	396	865
Decrease/increase in other assets	–600	–600
Increase/decrease in trade payables, provisions, and other liabilities	–896	–1,240
Increase/decrease in contract liabilities	2,109	2,073
Share-based payments	–697	–927
Interest paid	–244	–138
Interest received	197	44
Income taxes paid, net of refunds	–1,127	–1,181
Net cash flows from operating activities – continuing operations	3,160	2,766
Net cash flows from operating activities – discontinued operations	80	–14
Net cash flows from operating activities	3,240	2,752
Business combinations, net of cash and cash equivalents acquired	0	–664
Cash flows from derivative financial instruments related to the sale of subsidiaries or businesses	–91	0
Purchase of intangible assets or property, plant, and equipment	–413	–408
Proceeds from sales of intangible assets or property, plant, and equipment	43	46
Purchase of equity or debt instruments of other entities	–220	–2,256
Proceeds from sales of equity or debt instruments of other entities	722	4,005
Net cash flows from investing activities – continuing operations	41	723
Net cash flows from investing activities – discontinued operations	6,323	–15
Net cash flows from investing activities	6,364	708
Dividends paid	–2,395	–2,865
Dividends paid on non-controlling interests	–18	–3
Purchase of treasury shares	0	–1,000
Proceeds from borrowings	0	38
Repayments of borrowings	–1,724	–944
Payments of lease liabilities	–188	–209
Transactions with non-controlling interests	43	0
Net cash flows from financing activities – continuing operations	–4,283	–4,982
Net cash flows from financing activities – discontinued operations	24	–209
Net cash flows from financing activities	–4,259	–5,191
Effect of foreign currency rates on cash and cash equivalents	–212	305
Net decrease/increase in cash and cash equivalents	5,134	–1,427
Cash and cash equivalents at the beginning of the period	9,008	8,898
Cash and cash equivalents at the end of the period	14,142	7,472

1 We do no longer show cash flows linked to the supply chain financing (SCF) transactions from Taulia in investing/financing cash flow separately and therefore adjusted the comparative figures accordingly.

Due to rounding, numbers may not add up precisely.

15/31

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

SAP disclose certain financial measures such as expense (non-IFRS) and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as SAP’s constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation of Non-IFRS Revenue – Quarter

€ millions, unless otherwise stated	Q2 2023			Q2 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	3,316	86	3,401	2,796	19	22
Software licenses	316	10	325	426	–26	–24
Software support	2,873	73	2,947	2,977	–3	–1
Software licenses and support	3,189	83	3,272	3,403	–6	–4
Cloud and software	6,505	169	6,673	6,199	5	8
Services	1,050	27	1,076	1,007	4	7
Total revenue	7,554	196	7,750	7,207	5	8

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

16/31

(E.2)	Reconciliation of Non-IFRS Operating Expenses – Quarter

€ millions, unless otherwise stated	Q2 2023					Q2 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Operating Expense Numbers
Cost of cloud	–959	38	–920			–833	28	–806	15	14
Cost of software licenses and support	–324	21	–302			–339	22	–316	–4	–4
Cost of cloud and software	–1,282	60	–1,223			–1,172	50	–1,122	9	9
Cost of services	–863	107	–756			–795	69	–726	8	4
Total cost of revenue	–2,145	166	–1,978			–1,967	118	–1,849	9	7
Gross profit	5,409	166	5,576			5,240	118	5,358	3	4
Research and development	–1,565	204	–1,361			–1,514	122	–1,393	3	–2
Sales and marketing	–2,165	296	–1,869			–2,100	209	–1,891	3	–1
General and administration	–322	36	–285			–341	40	–301	–6	–5
Restructuring	3	–3	0			–130	130	0	<-100	NA
Other operating income/expense, net	–3	0	–3			–95	0	–95	–97	–97
Total operating expenses	–6,196	700	–5,496	–107	–5,604	–6,147	618	–5,529	1	–1	1

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

(E.3)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Quarter

€ millions, unless otherwise stated	Q2 2023					Q2 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Profit Numbers
Operating profit (loss)	1,358	700	2,058	88	2,146	1,060	618	1,678	28	23	28
Profit (loss) before tax from continuing operations	1,093	700	1,794			930	618	1,548	18	16
Income tax expense	–369	–176	–545			–318	–133	–451	16	21
Profit (loss) after tax from continuing operations	724	524	1,249			613	485	1,098	18	14
Attributable to owners of parent	728	523	1,252			634	483	1,117	15	12
Attributable to non-controlling interests	–4	1	–3			–21	2	–19	–82	–85
Profit (loss) after tax[3]	3,381	79	3,460			203	890	1,093	>100	>100
Attributable to owners of parent[3]	3,455	210	3,665			334	794	1,128	>100	>100
Attributable to non-controlling interests[3]	–74	–131	–205			–131	96	–35	–44	>100

Key Ratios
Operating margin (in %)	18.0		27.2		27.7	14.7		23.3	3.3pp	4.0pp	4.4pp
Effective tax rate (in %)[2]	33.8		30.4			34.2		29.1	–0.4pp	1.3pp
Earnings per share, basic (in €) from continuing operations	0.62		1.07			0.54		0.95	15	12
Earnings per share, basic (in €)[3]	2.96		3.14			0.29		0.96	>100	>100

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2023 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2022 mainly resulted from tax effects of share-based payment expenses, restructuring expenses and acquisition-related charges.

3 From continuing and discontinued operations

Due to rounding, numbers may not add up precisely.

17/31

(E.4)	Reconciliation of Non-IFRS Revenue – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2023			Q1–Q2 2022	∆ in %
	IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	6,493	39	6,532	5,362	21	22
Software licenses	591	10	601	743	–20	–19
Software support	5,778	54	5,832	5,900	–2	–1
Software licenses and support	6,369	64	6,433	6,643	–4	–3
Cloud and software	12,863	103	12,965	12,005	7	8
Services	2,132	15	2,147	1,974	8	9
Total revenue	14,995	117	15,112	13,980	7	8

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

(E.5)	Reconciliation of Non-IFRS Operating Expenses – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2023					Q1–Q2 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Operating Expense Numbers
Cost of cloud	–1,897	68	–1,829			–1,650	46	–1,604	15	14
Cost of software licenses and support	–687	42	–645			–686	36	–650	0	–1
Cost of cloud and software	–2,584	110	–2,474			–2,336	82	–2,254	11	10
Cost of services	–1,718	199	–1,519			–1,516	97	–1,420	13	7
Total cost of revenue	–4,301	309	–3,992			–3,852	179	–3,674	12	9
Gross profit	10,693	309	11,002			10,127	179	10,306	6	7
Research and development	–3,138	374	–2,764			–2,910	167	–2,743	8	1
Sales and marketing	–4,457	734	–3,723			–3,842	310	–3,532	16	5
General and administration	–670	97	–573			–610	49	–561	10	2
Restructuring	–257	257	0			–119	119	0	>100	NA
Other operating income/expense, net	–10	0	–10			–115	0	–115	–91	–91
Total operating expenses	–12,834	1,772	–11,062	–20	–11,083	–11,449	823	–10,626	12	4	4

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

18/31

(E.6)	Reconciliation of Non-IFRS Profit Figures, Income Tax, and Key Ratios – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2023					Q1–Q2 2022			∆ in %
	IFRS	Adj.	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Profit Numbers
Operating profit (loss)	2,161	1,772	3,933	97	4,029	2,531	823	3,354	–15	17	20
Profit (loss) before tax from continuing operations	1,771	1,772	3,543			2,295	823	3,119	–23	14
Income tax expense	–643	–397	–1,040			–666	–183	–850	–3	22
Profit (loss) after tax from continuing operations	1,128	1,375	2,502			1,629	640	2,269	–31	10
Attributable to owners of parent	1,135	1,373	2,508			1,657	638	2,295	–31	9
Attributable to non-controlling interests	–7	2	–5			–28	2	–26	–74	–80
Profit (loss) after tax[3]	3,890	1,156	5,047			835	1,424	2,259	>100	>100
Attributable to owners of parent[3]	3,933	1,220	5,153			1,074	1,232	2,306	>100	>100
Attributable to non-controlling interests[3]	–43	–64	–107			–239	192	–47	–82	>100

Key Ratios
Operating margin (in %)	14.4		26.2		26.7	18.1		24.0	–3.7pp	2.2pp	2.7pp
Effective tax rate (in %)[2]	36.3		29.4			29.0		27.2	7.3pp	2.1pp
Earnings per share, basic (in €) from continuing operations	0.97		2.15			1.41		1.96	–31	10
Earnings per share, basic (in €)[3]	3.37		4.41			0.92		1.96	>100	>100

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2023 mainly resulted from tax effects of share-based payment expenses and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2022 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

3 From continuing and discontinued operations

Due to rounding, numbers may not add up precisely.

19/31

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2023	Q1–Q2 2023	Q2 2023	Q1–Q2 2022	Q2 2022
Operating profit (loss) (IFRS)		2,161	1,358	2,531	1,060
Adjustment for acquisition-related charges	300–380	177	89	191	95
Adjustment for share-based payment expenses	1,850–2,250	1,167	614	513	394
Adjustment for restructuring	250–300	257	–3	119	130
Adjustment for regulatory compliance matter expenses	170	170	-	-	-
Operating expense adjustments		1,772	700	823	618
Operating profit (loss) (non-IFRS)		3,933	2,058	3,354	1,678

Due to rounding, numbers may not add up precisely.

(G)	Non-IFRS Adjustments by Functional Areas

€ millions	Q2 2023						Q2 2022
	IFRS	Acquisition -Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS
Cost of cloud	–959	11	27	0	0	–920	–833	13	14	0	-	–806
Cost of software licenses and support	–324	11	11	0	0	–302	–339	8	14	0	-	–316
Cost of services	–863	0	107	0	0	–756	–795	0	68	0	-	–726
Research and development	–1,565	2	202	0	0	–1,361	–1,514	3	119	0	-	–1,393
Sales and marketing	–2,165	64	232	0	0	–1,869	–2,100	70	139	0	-	–1,891
General and administration	–322	0	36	0	0	–285	–341	1	39	0	-	–301
Restructuring	3	0	0	–3	0	0	–130	0	0	130	-	0
Other operating income/expense, net	–3	0	0	0	0	–3	–95	0	0	0	-	–95
Total operating expenses	–6,196	89	614	–3	0	–5,496	–6,147	95	394	130	-	–5,529

1 Share-based Payments

2 Regulatory Compliance Matters

Due to rounding, numbers may not add up precisely.

€ millions	Q1–Q2 2023						Q1–Q2 2022
	IFRS	Acqui- sition- Related	SBP[1]	Restruc- turing	RCM[2]	Non-IFRS	IFRS	Acqui- sition- Related	SBP[1]	Restruc- turing	RCM[2]	Non- IFRS
Cost of cloud	–1,897	21	47	0	0	–1,829	–1,650	27	19	0	-	–1,604
Cost of software licenses and support	–687	22	20	0	0	–645	–686	15	21	0	-	–650
Cost of services	–1,718	0	198	0	0	–1,519	–1,516	0	96	0	-	–1,420
Research and development	–3,138	4	371	0	0	–2,764	–2,910	5	162	0	-	–2,743
Sales and marketing	–4,457	129	435	0	170	–3,723	–3,842	139	171	0	-	–3,532
General and administration	–670	1	96	0	0	–573	–610	6	43	0	-	–561
Restructuring	–257	0	0	257	0	0	–119	0	0	119	-	0
Other operating income/expense, net	–10	0	0	0	0	–10	–115	0	0	0	-	–115
Total operating expenses	–12,834	177	1,167	257	170	–11,062	–11,449	191	513	119	-	–10,626

1 Share-based Payments

2 Regulatory Compliance Matters

Due to rounding, numbers may not add up precisely.

20/31

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2023	Q1–Q2 2023	Q2 2022	Q1–Q2 2022
Cost of cloud	1	6	5	–12
Cost of software licenses and support	0	11	3	4
Cost of services	–1	34	59	61
Research and development	3	40	4	7
Sales and marketing	–9	150	56	57
General and administration	3	16	2	3
Restructuring expenses	–3	257	130	119

Due to rounding, numbers may not add up precisely.

21/31

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

SAP has one reportable segment: the Applications, Technology & Services segment.

At the end of the second quarter 2023, we sold Qualtrics, formerly a reportable segment which derived its revenues mainly from the sale of experience management cloud solutions. For more information related to the sale of Qualtrics, see Note (M) in this quarterly statement.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2023.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q2 2023		Q2 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	2,325	2,388	1,935	20	23
Cloud – PaaS[3]	521	533	366	42	45
Cloud – IaaS[4]	191	195	246	–23	–21
Cloud	3,037	3,116	2,548	19	22
Software licenses	316	325	426	–26	–24
Software support	2,873	2,946	2,977	–4	–1
Software licenses and support	3,188	3,271	3,403	–6	–4
Cloud and software	6,225	6,387	5,951	5	7
Services	1,046	1,073	1,004	4	7
Total segment revenue	7,269	7,457	6,953	5	7
Cost of cloud	–910	–930	–802	13	16
Cost of software licenses and support	–289	–294	–328	–12	–10
Cost of cloud and software	–1,199	–1,223	–1,130	6	8
Cost of services	–739	–759	–700	6	8
Total cost of revenue	–1,938	–1,982	–1,830	6	8
Cloud gross profit – SaaS[2]	1,620	1,671	1,341	21	25
Cloud gross profit – PaaS[3]	437	447	298	47	50
Cloud gross profit – IaaS[4]	70	69	107	–35	–36
Cloud gross profit	2,127	2,186	1,745	22	25
Segment gross profit	5,331	5,475	5,123	4	7
Other segment expenses	–2,984	–3,048	–3,201	–7	–5
Segment profit (loss)	2,346	2,428	1,922	22	26
SAP S/4 HANA[5]
SAP S/4HANA Cloud revenue	823	844	472	74	79
SAP S/4HANA Current cloud backlog	3,717	3,850	2,258	65	70
Margins
Segment gross margin (in %)	73.3	73.4	73.7	–0.3pp	–0.3pp
Segment margin (in %)	32.3	32.6	27.6	4.6pp	4.9pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from Applications, Technology & Services segment.

Due to rounding, numbers may not add up precisely.

22/31

Reconciliation of Cloud Revenues – Quarter

€ millions, unless otherwise stated (Non-IFRS)	Q2 2023			Q2 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency[4]
Cloud revenue – SaaS[1]	2,604	70	2,674	2,184	19	22
Cloud revenue – PaaS[2]	521	11	533	366	42	45
Cloud revenue – IaaS[3]	191	4	195	246	–23	–21
Cloud revenue	3,316	86	3,401	2,796	19	22
Cloud gross profit – SaaS[1]	1,888	56	1,945	1,586	19	23
Cloud gross profit – PaaS[2]	437	9	447	298	47	50
Cloud gross profit – IaaS³	70	–1	69	107	–35	–36
Cloud gross profit	2,395	65	2,460	1,990	20	24

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

23/31

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Services1

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2023		Q1–Q2 2022	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud – SaaS[2]	4,546	4,575	3,717	22	23
Cloud – PaaS[3]	1,003	1,009	694	45	45
Cloud – IaaS[4]	391	394	475	–18	–17
Cloud	5,940	5,978	4,885	22	22
Software licenses	591	601	743	–20	–19
Software support	5,777	5,831	5,900	–2	–1
Software licenses and support	6,369	6,432	6,643	–4	–3
Cloud and software	12,309	12,410	11,529	7	8
Services	2,124	2,139	1,967	8	9
Total segment revenue	14,429	14,544	13,492	7	8
Cost of cloud	–1,806	–1,802	–1,589	14	13
Cost of software licenses and support	–624	–624	–661	–6	–5
Cost of cloud and software	–2,430	–2,426	–2,249	8	8
Cost of services	–1,492	–1,503	–1,380	8	9
Total cost of revenue	–3,922	–3,929	–3,629	8	8
Cloud gross profit – SaaS[2]	3,144	3,176	2,561	23	24
Cloud gross profit – PaaS[3]	843	850	562	50	51
Cloud gross profit – IaaS[4]	146	149	174	–16	–14
Cloud gross profit	4,134	4,176	3,297	25	27
Segment gross profit	10,507	10,615	9,863	7	8
Other segment expenses	–6,042	–6,072	–6,054	0	0
Segment profit (loss)	4,465	4,543	3,809	17	19
SAP S/4 HANA[5]
SAP S/4HANA Cloud revenue	1,539	1,552	876	76	77
SAP S/4HANA Current cloud backlog	3,717	3,850	2,258	65	70
Margins
Segment gross margin (in %)	72.8	73.0	73.1	–0.3pp	–0.1pp
Segment margin (in %)	30.9	31.2	28.2	2.7pp	3.0pp

Due to rounding, numbers may not add up precisely.

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

2 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

3 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

4 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

5 Mainly derived from Applications, Technology & Services segment.

24/31

Reconciliation of Cloud Revenues and Gross Profit – Year-to-Date

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2023			Q1–Q2 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency[4]
Cloud revenue – SaaS[1]	5,099	30	5,130	4,193	22	22
Cloud revenue – PaaS[2]	1,003	6	1,009	694	45	45
Cloud revenue – IaaS[3]	391	3	394	475	–18	–17
Cloud revenue	6,493	39	6,532	5,362	21	22
Cloud gross profit – SaaS[1]	3,675	34	3,709	3,021	22	23
Cloud gross profit – PaaS[2]	843	7	850	562	50	51
Cloud gross profit – IaaS[3]	146	3	149	174	–16	–14
Cloud gross profit	4,664	45	4,709	3,758	24	25

1 Software as a service: SaaS comprises all other offerings which are not shown as PaaS and IaaS.

2 Platform as a service: PaaS primarily includes SAP Business Technology Platform and SAP Signavio.

3 Infrastructure as a service: A major portion of IaaS comes from SAP HANA Enterprise Cloud.

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

25/31

(I)	Revenue by Region (IFRS and Non-IFRS)

(I.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2023			Q2 2022	∆ in %
	Actual currency	Currency Impact	Constant Currency	Actual currency	Actual currency	Constant Currency[1]
Cloud Revenue by Region
EMEA	1,267	16	1,283	1,015	25	26
Americas	1,622	40	1,662	1,417	14	17
APJ	427	30	457	364	17	25
Cloud revenue	3,316	86	3,401	2,796	19	22
Cloud and Software Revenue by Region
EMEA	2,878	34	2,912	2,689	7	8
Americas	2,646	67	2,713	2,558	3	6
APJ	980	68	1,048	953	3	10
Cloud and software revenue	6,505	169	6,673	6,199	5	8
Total Revenue by Region
Germany	1,146	0	1,146	1,060	8	8
Rest of EMEA	2,200	40	2,240	2,071	6	8
Total EMEA	3,346	40	3,386	3,131	7	8
United States	2,477	55	2,532	2,388	4	6
Rest of Americas	628	24	652	601	4	8
Total Americas	3,105	79	3,184	2,990	4	6
Japan	313	25	339	296	6	15
Rest of APJ	790	51	841	790	0	7
Total APJ	1,103	76	1,180	1,085	2	9
Total revenue	7,554	196	7,750	7,207	5	8

1 Constant currency period-over-period changes are calculated by comparing the current year's constant currency numbers with the actual currency numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

26/31

(I.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q2 2023			Q1–Q2 2022	∆ in %
	Actual Currency	Currency Impact	Constant Currency	Actual Currency	Actual Currency	Constant Currency[1]
Cloud Revenue by Region
EMEA	2,458	16	2,474	1,966	25	26
Americas	3,194	–19	3,176	2,695	19	18
APJ	841	42	883	701	20	26
Cloud revenue	6,493	39	6,532	5,362	21	22
Cloud and Software Revenue by Region
EMEA	5,660	39	5,699	5,285	7	8
Americas	5,283	–33	5,250	4,866	9	8
APJ	1,919	97	2,016	1,853	4	9
Cloud and software revenue	12,863	103	12,965	12,005	7	8
Total Revenue by Region
Germany	2,283	–1	2,282	2,114	8	8
Rest of EMEA	4,338	45	4,383	4,049	7	8
Total EMEA	6,621	44	6,666	6,163	7	8
United States	4,974	–47	4,927	4,566	9	8
Rest of Americas	1,233	9	1,242	1,136	9	9
Total Americas	6,207	–38	6,169	5,702	9	8
Japan	616	52	668	602	2	11
Rest of APJ	1,550	59	1,609	1,513	2	6
Total APJ	2,166	111	2,277	2,115	2	8
Total revenue	14,995	117	15,112	13,980	7	8

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

27/31

(J)	Employees by Region and Functional Areas

Full-time equivalents	6/30/2023				6/30/2022
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	4,010	4,083	4,000	12,093	4,497	3,979	4,403	12,879
Services	7,993	5,000	5,476	18,469	8,193	5,061	5,811	19,065
Research and development	17,910	5,872	12,318	36,100	17,075	5,730	11,379	34,185
Sales and marketing	11,778	10,121	5,303	27,202	11,454	10,649	5,347	27,450
General and administration	3,475	1,765	1,281	6,521	3,337	1,867	1,208	6,411
Infrastructure	2,800	1,284	859	4,943	2,774	1,350	874	4,997
SAP Group (6/30)	47,966	28,125	29,237	105,328	47,331	28,636	29,022	104,988
Thereof acquisitions[1]	0	0	0	0	173	189	8	370
SAP Group (six months' end average)	47,917	28,127	29,337	105,380	46,834	28,650	28,991	104,475

1 Acquisitions closed between January 1 and June 30 of the respective year

Due to rounding numbers may not add up precisely

28/31

Other Disclosures

(K)	Financial Income, Net

In the second quarter of 2023, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €82 million (Q2/2022: €146 million) and €186 million in the first half of 2023 (HY1/2022: €463 million), and interest income from loans and receivables, other financial assets (cash, cash equivalents, and current investments) as well as from derivatives amounting to €103 million in the second quarter of 2023 (Q2/2022: €39 million) and €190 million in the first half of 2023 (HY1/2022: €65 million).

In the second quarter of 2023, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €93 million (Q2/2022: €225 million) and €226 million in the first half of 2023 (HY1/2022: €543 million) and interest expense on financial liabilities including lease liabilities and negative effects from derivatives amounting to €238 million in the second quarter of 2023 (Q2/2022: €50 million) and €370 million in the first half of 2023 (HY1/2022: €97 million).

(L)	Updated Cost Allocation Policy

Starting January 1, 2023, all activities related to changes in the code of SAP’s cloud and on-premise solutions are treated as development-related activities. Some of those activities, specifically code corrections, were previously considered as support-related activities. SAP believes this update aligns SAP’s accounting policy with market standards and increases comparability to its peers.

In the second quarter 2023, this update of our cost allocation policy resulted in an increase of the cloud gross profit by approximately €25 million, an increase of the software license and support gross profit by approximately €60 million, and an increase of our R&D expenses by approximately €85 million.

In the first half of 2023, the update of our cost allocation policy led to an increase of the cloud gross profit by approximately €50 million, an increase of the software license and support gross profit by approximately €130 million, and an increase of our R&D expenses by approximately €180 million.

For the full year 2023, the updated cost allocation policy is expected to result in decreased cost of cloud by approximately €100 million and cost of support by approximately €300 million, while in consequence increased R&D expenses by approximately €400 million.

Had SAP applied this accounting policy in 2022, its cost of cloud, cost of software licenses and support and R&D expense would have been as follows:

€ millions	IFRS					Non-IFRS
	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022	Q1 2022	Q2 2022	Q3 2022	Q4 2022	FY 2022
Cost of cloud	–817	–833	–902	–947	–3,499	–798	–806	–873	–915	–3,391
Cost of software licenses and support	–347	–339	–341	–358	–1,384	–334	–316	–319	–334	–1,302
Research and development expenses	–1,396	–1,514	–1,571	–1,598	–6,080	–1,351	–1,393	–1,437	–1,449	–5,629

Due to rounding, numbers may not add up precisely.

29/31

(M)	Discontinued Operations

On March 13, resulting from a process that was initiated on January 26, SAP announced it had agreed to sell all of its 423 million shares of Qualtrics International Inc. as part of the acquisition of Qualtrics by funds affiliated with Silver Lake as well as the Canada Pension Plan Investment Board. The sale closed on June 28, 2023, following satisfaction of customary closing conditions and regulatory approvals. At a purchase price of US$18.15 in cash per share, SAP’s stake was acquired for approximately US$7.7 billion. At the time Qualtrics was classified as a discontinued operation (following IFRS 5), there was no indication of an impairment (as the fair value less cost of disposal (calculated based on share prices) significantly exceeded the carrying amount).

SAP will remain a close go-to-market and technology partner for Qualtrics.

SAP’s financial results present Qualtrics as a discontinued operation (given the qualitative and quantitative significance for SAP), in accordance with IFRS 5 (the comparative figures have been adjusted accordingly). The Qualtrics disposal group was previously included in the Qualtrics reportable segment.

The pre-tax disposal gain included into discontinued operations (€3.7 billion) was calculated by adjusting the purchase price less cost of disposal (€7.0 billion) for net assets leaving the SAP Group (-€5.8 billion, mostly goodwill (-€4.0 billion) and other intangible assets (-€1.3 billion)) and the corresponding non-controlling interests (€2.4 billion) and amounts of other comprehensive income (€0.1 billion). SAP incurred taxes amounting to €0.5 billion in connection with the transaction.

The cash inflow resulting from the purchase price (€7.1 billion) was offset by cash and cash equivalents of €0.7 billion leaving the SAP group.

SAP continues to provide rental guarantees for certain offices used by Qualtrics. Qualtrics is obligated to indemnify SAP with respect to the guarantees.

Additional financial information relating to Qualtrics is presented in the following tables (revenues and expenses are presented after consolidation of transactions between Qualtrics and SAP’s continuing operations):

€ billion, unless otherwise stated	Q2 2023	Q1–Q2 2023	Q2 2022	Q1–Q2 2022
Consolidated Income Statements
Cloud revenue	0.3	0.6	0.3	0.5
Total revenue	0.4	0.7	0.3	0.6
Cost of cloud	–0.0	–0.1	–0.1	–0.1
Total cost of revenue	–0.1	–0.2	–0.1	–0.2
Total operating expenses (including total cost of revenue)	–0.5	–1.2	–0.7	–1.4
Disposal gain before tax	3.7	3.7	0.0	0.0
Operating profit	3.5	3.2	–0.4	–0.8
Profit (loss) before tax	3.5	3.3	–0.4	–0.8
Income tax expense[1]	–0.9	–0.5	–0.0	0.0
Profit (loss) after tax	2.7	2.8	–0.4	–0.8
Attributable to owners of parent	2.7	2.8	–0.3	–0.6

Earnings per share, basic (IFRS, in €)[2]	2.33	2.40	–0.26	–0.50
Earnings per share, diluted (IFRS, in €)[2]	2.31	2.38	–0.26	–0.50
Earnings per share, basic (non-IFRS, in €)[2]	2.06	2.26	0.01	0.01

Consolidated Statements of Cash Flow
Net operating cash flow	0.0	0.1	0.0	–0.0
Net investing cash flow	6.3	6.3	–0.0	–0.0
Net financing cash flow	0.0	0.0	–0.0	–0.2

1 For 2023, € 0.5 billion is relating to the gain on sale of discontinued operations.

2 For the three months ended June 30, 2023 and 2022, the weighted average number of shares was 1,169 million (diluted 1,180 million) and 1,171 million (diluted: 1,174 million), respectively (treasury stock excluded).

For the six months ended June 30, 2023 and 2022, the weighted average number of shares was 1,168 million (diluted 1,176 million) and 1,174 million (diluted: 1,174 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

30/31

€ billion, unless otherwise stated	Q2 2023	Q1–Q2 2023	Q2 2022	Q1–Q2 2022
Profit (loss) after tax (IFRS)	2.7	2.8	–0.4	–0.8
Adjustment for acquisition related charges	–0.8	–0.8	0.1	0.1
Adjustment for share-based payment expenses	0.2	0.4	0.3	0.7
Adjustment for restructuring expenses	0.0	0.0	0	0
Adjustment for tax impact of non-IFRS adjustments	0.2	0.2	0.0	–0.0
Profit (loss) after tax (non-IFRS)	2.2	2.5	–0.0	–0.0
Attributable to owners of parent	2.4	2.6	0.0	0.0

Due to rounding, numbers may not add up precisely.

31/31